U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                      FORM 10-SB

                   General Form for Registration of Securities
                          of Small Business Issuers
                       Under Section 12(b) or (g) of
                     the Securities Exchange Act of 1934


                             DAWN CAPITAL CORP.
                       (Name of Small Business Issuer)


       Nevada                                                 88-0513353
(State or Other Jurisdiction of                           (I.R.S. Employer
Incorporation or Organization)                          Identification Number)


                           c/o Resident Agents of Nevada
                Suite 4-711 S. Carson, Carson City, Nevada 89701
           (Address of Principal Executive Offices including Zip Code)

                                  (775) 882-4641
                            (Issuer's Telephone Number)

     Securities to be Registered Under Section 12(b) of the Act:  None

      Securities to be Registered Under Section 12(g) of the Act: Common
                         Stock, $0.001 Par Value
                             (Title of Class)

                                TABLE OF CONTENTS

                                      PART I

ITEM 1.  BUSINESS                                                           4
     History and Organization                                               4
     Proposed Business                                                      4
     Risk Factors                                                           5

ITEM 2.  PLAN OF OPERATION                                                 11
     General Business Plan                                                 14
     Structure of Acquisition                                              15
     No Dividend                                                           15
     Employees                                                             15
     Competition                                                           15
     Liquidity and Capital Resources                                       16

ITEM 3.  DESCRIPTION OF PROPERTY                                           17

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT    17

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS       18

ITEM 6.  EXECUTIVE COMPENSATION                                            19

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                    19

ITEM 8.  DESCRIPTION OF SECURITIES                                         19

                                      PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS    20

ITEM 2.  LEGAL PROCEEDINGS                                                 21

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH
         ACCOUNTANTS AND FINANCIAL DISCLOSURE                              21

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES                           21

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS                         21

                                      PART F/S

FINANCIAL STATEMENTS                                                       23

                                      PART III

ITEMS 1& 2 INDEX TO AND DESCRIPTION OF EXHIBITS                            24

                                       PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

                               HISTORY AND ORGANIZATION

     Dawn Capital Corp. (the "Company") was organized under the laws of the State of Nevada on November 21, 2001 under the name Dawn
Capital Corp. The Company was organized with an authorized capital of 100,000,000 common shares at $0.001 par value per share.

     The Company was organized for the purpose of creating a corporate vehicle to locate and acquire an operating business entity which management believes is a suitable acquisition candidate (a
"target company"). The Company will not restrict its search to any specific business, industry or geographical location.

     The Company does not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with money in the Company's treasury or loaned to the Company by management.

     Although the Company was under no obligation to do so, it has voluntarily filed this registration statement because it believes that it can better facilitate its business goals if it were a "reporting issuer" under the Securities Exchange Act of 1934 (the "Exchange Act").

                                PROPOSED BUSINESS

     The Company will seek to locate and acquire a target company which, in the opinion of the Company's management (sometimes referred to as the "Management"), offers long term growth potential. The Company will not restrict its search to any specific business, industry or geographical location. The Company may seek to acquire a target company which has just commenced operations, or which works to avail itself of the benefits of being a "reporting issuer" in order to facilitate capital formation to expand into new products or markets.

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

     - the ability to use registered securities to make acquisitions of assets or businesses;

     - increased visibility in the financial community;

     - the facilitation of borrowing from financial institutions;

     - improved trading efficiency;

     - shareholder liquidity;

     - greater ease in subsequently raising capital;

     - compensation of key employees through stock options;

     - enhanced corporate image;

     - a presence in the United States capital market.

     A target company, if any, which may be interested in a business combination with the Company may include the following:

     - a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

     - a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

     - a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

     - a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;

     - a foreign company which may wish an initial entry into the United States securities market;

     - a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

     - a company seeking one or more of the other perceived benefits of becoming a public company.

     There is no assurance that the Company will be able to effect an acquisition of a target company. In addition, at this time, no specifics as to an acquisition or as to the nature of the target company can be provided.

                                    RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

1.  Anticipated Change in Control and Management.   Upon the
    successful completion of the acquisition of a target company, the Company anticipates that it will have to issue to the target company or its shareholders some authorized but unissued common stock which, when issued, will comprise a majority of the Company's then issued and outstanding shares of common stock. Therefore, the Company anticipates that upon the closing of the acquisition of a target company, the Company will no longer be controlled by the current shareholders. In addition, existing management and directors may resign. The Company cannot give any assurance that the experience or qualifications of new management, as it relates to either the operation of the Company's activities or the operation of the business, assets or property being acquired, will be adequate for such purposes.

2. Conflict of Interest - Management's Fiduciary Duties. A conflict of interest may arise between management's personal financial benefit and management's fiduciary duty to shareholders.

    The Company's directors and three officers are or may become officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Gerry
    Racicot, Anne Racicot and Keith Attoe are engaged in other business activities. Accordingly, the amount of time they will devote to the Company's business will vary. There exist potential conflicts of interest including allocation of time between the Company and its management's other business interests.

3.  Experience of Management; Consultants.   Although Management has
    general business experience, it has limited experience in effecting business combinations and may not have any significant experience in acquiring or operating certain business interests that the company might choose to acquire. Management does not have, nor does it presently intend to enter into, any contracts or agreements with any consultants or advisors with respect to possible business activities. Consequently, Management has not established the criteria that will be used to hire independent consultants regarding their experience, the services to be provided, the term of service, etc., and no assurance can be made that the Company will be able to obtain such assistance on acceptable terms.

4.  Potential Future Rule 144 Sales.   Of the 100,000,000 shares of
    the Company's Common Stock authorized, there are presently issued and outstanding 4,524,000 shares; of which all 4,524,000 shares are "restricted securities" as that term is defined under the Securities Act of 1933 (the "Securities Act"), and in the future may be sold in compliance with Rule 144 of the Act, or pursuant to a Registration Statement filed under the Act. Rule 144 provides, in essence, that a person holding restricted securities for a period of 1 year may sell those securities in unsolicited brokerage transactions of in transactions with a market maker, in an amount equal to 1% of the Company's outstanding common stock every 3 months. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two
    (2) year holding period without any quantity limitation, whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Securities Act, may have a depressive effect on the market price of the Company's common stock in any market that may develop for such shares.

5.  Possible Issuance of Additional Shares.   The Company's
    constating documents authorize the issuance of 100,000,000 shares of common stock. The Company's Board of Directors has the power to issue any or all of such unissued but authorized shares without stockholder approval for such consideration as it deems. Management presently anticipates that it may choose to issue a substantial amount of the Company's shares in connection with the acquisition of a target business. Furthermore, the Company may engage in a share split or may further increase its authorized capital in connection with the acquisition of a target business.

6.  Risks of Leverage.   There are currently no limitations relating
    to the Company's ability to borrow funds to increase the amount of capital available to it to effect a business combination or otherwise finance the operations of any acquired business. The amount and nature of any borrowings by the Company will depend on numerous factors, including the Company's capital requirements, the Company's perceived ability to meet debt services on any such borrowings, and then-prevailing conditions in the financial, if required or otherwise sought, will be available on terms deemed to be commercially acceptable and in the best interest of the Company's inability to borrow funds required to effect or facilitate a business combination, or to provide funds for an additional infusion of capital into an acquired business, may have a material adverse affect on the Company's financial condition and future prospects.

    Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with incurring of indebtedness, including:

        - if the Company's operating revenues after the acquisition were to be insufficient to pay debt service, there would be a risk of default and foreclosure on the Company's assets.

        - if a loan agreement containing covenants is breached without a waiver or renegotiation of the terms of that covenant, then the lender could have the right to accelerate the payment of the indebtedness even if the Company has made all principal and interest payments when due.

        - if the interest rate on a loan fluctuated or the loan was payable on demand, the Company would bear the risk of variations in the interest rate or demand for payment.

        - if the terms of a loan did not provide for amortization prior to maturity of the full amount borrowed and the "balloon" payment could not be refinanced at maturity on acceptable terms, the Company might be required to seek additional financing and, to the extent that additional financing is not available on acceptable terms, to liquidate the Company's assets.

7.  Possible Need for Additional Financing.   The Company cannot
    ascertain with any degree of certainty the capital requirements for any particular acquired business inasmuch as the Company has not yet identified any acquisition candidates. If the target company requires additional financing, such additional financing (which, among other forms, could be derived from the public or private offering of securities or from the acquisition of debt through conventional bank financing), may not be available due to, among other things, the target company not having sufficient:

        - credit  or operating history;
        - income stream;
        - profit level;
        - asset base eligible to be collateralized; or
        - market for its securities.

    Since no specific business has been targeted for acquisition, it is not possible to predict the specific reasons why conventional private or public financing or conventional bank financing might not become available. Although there are no agreements between the Company and any of its officers and/or directors pursuant to which the Company may borrow and such officers and/or directors are obligated to lend the Company monies, there are no restrictions on the Company's right to borrow money from officers and directors. No stockholder approval is required in connection with any such loan.

8.  Penny Stock Rules.    Under Rule 15g-9, a broker or dealer may
    not sell a "penny stock" (as defined in Rule 3a51-1) to effect the purchase of a penny stock by any person unless:

    (1)  such sale or purchase is exempt from Rule 15g-9; or

    (2) prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

    The United States Securities and Exchange Commission (the "Commission") has adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average revenue of at least $6,000,000 for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; (c) and a security that is authorized or approved for authorization upon notice of issuance for quotation on the National Association of Securities ("NASD") Dealers Automated Quotation System ("NASDAQ").

    It is likely that the Company's common stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's common stock may be adversely affected by such regulations. This, in turn, may affect shareholder's ability to sell their shares following the completion of an acquisition.

    There is no current trading market for the Company's common stock (the "Shares") and there can be no assurance that a trading market will develop, or, if such a trading market does develop that it will be sustained. The Shares, to the extent that a market develops for the Shares at all, will likely appear in what is customarily known as the "pink sheets" or on the NASD over-the-counter Bulletin Board (the "OTCBB") which is being replaced in early 2003 with the "BBX Exchange". This is likely to limit the marketability and liquidity of the Shares.

    To date, neither the Company nor anyone acting on behalf of the Company has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for the Company's common stock. The Company has had no discussions or understandings with any "market makers" regarding the participation of any such market maker in the future trading market, if any, in the Company's common stock. Management expects that discussions in this area will ultimately be initiated by the management in office after completion of the acquisition of a target company, if ever or at all.

9.  Risks Associated with Operations in Foreign Countries.   The
    Company's business plan is to seek to acquire a target company. Management's discretion is unrestricted, and the Company may participate in any business whatsoever that may in the opinion of Management meet the Company's business objectives. The Company may acquire a business outside the United States. The Company has not limited the scope of its search to a particular region or country. Accordingly, if the Company acquires a business located, or operating in a foreign jurisdiction, the Company's operations may be adversely affected to the extent of the existence of unstable economic, social and/or political conditions in such foreign regions and countries.

10. No Operating History or Revenue and Minimal Assets.   The
    Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

11. Speculative Nature of the Company's Proposed Operations.   The
    success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While present management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating businesses meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

12. Scarcity of and Competition for Business Opportunities and
    Combinations.   The Company is and will continue to be an
    insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

13. No Agreement for Acquisition of a Target Company Combination. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

14. Reporting Requirements May Delay or Preclude Acquisition.
    Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have, or are unable to obtain, the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

15. Lack of Market Research or Marketing Organization.   The Company
    has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

16. Lack of Diversification.   The Company's proposed operations,
    even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

17. Regulation under Investment Company Act.   Although the Company
    will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

18. Probable Change In Control and Management.   A business
    combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

19. Taxation.   Federal and state tax consequences will, in all
    likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company and their respective holders; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction and their shareholders.

ITEM 2.   MANAGEMENT'S DISCUSSION, ANALYSIS OR PLAN OF OPERATION

                         GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire a target company which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.

     Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.

     The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. Please refer to "ITEM F/S.
FINANCIAL STATEMENTS."   This lack of diversification should be
considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and may continue to have, no capital with which to provide the owners of business entities with any cash or other assets.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company and in some cases, shareholders of the Company whose background makes them capable of assessing such business opportunities, these persons are not professional business analysts.
 In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.

     This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

     The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

     The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation. No such consultant or advisor has been retained.

     Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

                        STRUCTURE OF ACQUISITION

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with a target company. It may also acquire stock or assets of a target company. Upon consummation of an acquisition, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officers and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger with or acquisition of a target company. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within certain time periods following its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

                                NO DIVIDENDS

     The Company has not paid any dividends on its common stock; nor does the Company intend to declare and pay dividends prior to the consummation of an acquisition. The payment of dividends after any acquisition will be within the discretion of the Company's then Board of Directors.

                                  EMPLOYEES

     The Company presently has no employees. The Company has three officers and three directors. Mr. Gerry Racicot is the President and a Director of the Company, Mrs. Anne Racicot is the Secretary and a Director of the Company and Mr. Keith Attoe is the Treasurer and a Director of the Company. These three persons are all engaged in other business activities, and the amount of time they will both
devote to the Company's business will vary.   Upon completion of any
public offering, it is anticipated that management will devote such time to the Company's affairs each month as may be necessary to carry on the Company's business plans.

                                COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

                       LIQUIDITY AND CAPITAL RESOURCES

     The Company has limited working capital and a deficit. The ability of the Company to continue as a going concern is dependent upon its ability to obtain adequate financing to reach profitably levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. In addition to its Nevada address, the Company's mailing address, is 2602-1111 Beach Avenue, Vancouver, B.C., Canada. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Unless otherwise noted, each person has sole voting and investment power with respect to the shares shown.

NAME AND ADDRESS OF        SHARES OF            ATTRIBUTED       APPROXIMATE
BENEFICIAL OWNER          COMMON STOCK          BENEFICIAL       PERCENTAGE
                          BENEFICIALLY          OWNERSHIP           OWNED
                             OWNED

Gerry Racicot               2,250,000            N/A                49.73%
345691 Quaker Street
Box 1041
Norwich, Ontario
N0J 1P0

Keith Attoe                 2,250,000            N/A                49.73%
38 Farnham Ave
Toronto, Ontario
M4V 1H4

Anne Racicot                    1,000            N/A                 0.02%
345691 Quaker Street
Box 1041
Norwich, Ontario
N0J 1P0

Officers and                4,501,000            N/A               99.48%
Directors as a Group
(3 people)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     Set forth below is the name of each of the directors and officers of the Company, all positions and offices with the Company held, the period during which such person has never served as such, and the business experience during at least the last five years:

Name                         Age     Positions and Offices Held

Gerry Racicot                51      President and Director (since inception)

Anne Racicot                 49      Secretary and Director (since inception)

Keith Attoe                  51      Treasurer and Director (since inception)

     There are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor will act at the direction of any other person.

     Mr. Gerry Racicot - Mr. Racicot, age 51, brings to the Company experience in the management of public companies. Mr. Racicot is also Director and President of Eiger Technology Inc., a company which is now listed on the TSE Toronto Stock Exchange. Mr. Racicot, through a merger and acquisition strategy, has (together with Keith Attoe) built Eiger Technology Inc. from a small manufacturing company to a diversified technology company with over $57 million in revenues in fiscal 2000.

     Mr. Keith Attoe - Mr. Attoe, age 51, has a background in financial and business management and advisory services. He has served in executive roles with a number of companies and is also currently CFO of Eiger Technology Inc. (a US reporting issuer traded on the TSE Toronto Stock Exchange), a director of Newlook Industries Corp. (an issuer traded on the TSX Venture Exchange) and a director of K-Tronik International Corp. (a company engaged in the manufacturing and distribution of electronic lighting ballasts and other products. He is a chartered accountant and has a Bachelors degree in Business Administration from the University of New Brunswick, St. Johns Canada.

     Ms. Anne Racicot - Mrs. Racicot, age 49, was employed for 12 years in human resources with Cami Automotive Inc. in a human resources capacity. She retired from this position two years ago. She brings to the Company her human resources experience as well as experience as a small business person.

Conflicts of Interest.

     The Company's officers and directors may organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officers and the sole director are engaged in other business activities, he will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check and/or blind pool company (a "blind pool company") with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blind pool companies in chronological order of the date of formation of such blind pool companies or by lot. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blind pool company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blind pool company regardless of date of formation or choice by lot. The directors will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to the directors.

     The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates.

     Management has not adopted policies involving possible conflicts of interest.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by Management to resolve conflicts of interest in favor of the Company could result in liability of Management to the Company. However, any attempt by shareholders to enforce a liability of Management to the Company would most likely be prohibitively expensive and time consuming.

Investment Company Act of 1940.

     Although the Company will be subject to regulation under the Securities Act of 1933 (the "Securities Act") and the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities.
 In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has not obtained a formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Investment Company Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

     The Company's officers and directors do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has no properties and at this time no agreements to acquire any properties. In addition to its Nevada address, the Company is presently using an office at 2602-1111 Beach Avenue, Vancouver, B.C. Canada, at no cost to the Company save for expenses incurred on behalf of the Company. Such arrangement is expected to continue until completion of the acquisition of a target company.

ITEM 8.  DESCRIPTION OF SECURITIES.

     The Company is currently authorized to issue one hundred million (100,000,000) shares of common stock at $0.001 par value per share of which 4,524,000 shares were issued and outstanding as of the date of this Registration Statement. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     There are 26 holders of the Company's common stock. The holders of common stock (i) have equal rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

Reports to Stockholders.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements as soon as practicable after the end of each fiscal year. The Company's fiscal year ends on December 31 of each year. In addition, the Company intends to issue unaudited interim reports and financial statements on a quarterly basis.

Dividends.

     The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon its earnings, capital requirements and financial condition, as well as other relevant factors.

                                 PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of 1933, as amended (the "Securities Act") and of companies which file reports under Sections 13 or 15(d) of the Securities Exchange Act.
The Company intends to file such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker).

     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq Stock Market Inc.'s SmallCap Market ("NASDAQ_SCM"), the Company's securities may be traded on the OTCBB or its successor, the BBX Exchange (when it is created in early
2003). The OTCBB market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may seek to have its securities quoted on the OTCBB or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc.

     In order to qualify for listing on the NASDAQ-SCM, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     If the Company is unable initially to satisfy the requirements for quotation on the NASDAQ-SCM or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTCBB, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

ITEM 2.  LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     Other than to its founding shareholders, the Company has not sold any securities. One of the directors of the Company, Gerry Racicot, has gifted to 23 other persons (all of whom reside outside of the United States) a total of 23,000 shares of common stock.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Nevada Revised Statutes Chapter 78, Private Corporations, section 78.140, provides that a Nevada corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against judgements, penalties, fines, settlements, and reasonable expenses incurred in any action, suit or proceeding: but if the person is found liable to the company or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the company. The Articles of the Company may restrict the circumstances under which a company is required or permitted to indemnify a person.

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                 PART F/S

                            FINANCIAL STATEMENTS

Index                                                                  Page

Auditors Report dated June 14, 2002                                       1

Audited Balance Sheets as of May 31, 2002                                 2

Audited Statement of Operations and Accumulated Deficit for the period
November 21, 2001 (inception) to May 31, 2002                             3

Audited Statement of Cash Flows for the period November 21, 2001
(inception) to May 31, 2002                                               4

Notes to Financial Statements                                             5

                               DAWN CAPITAL CORP.
                              Financial Statements
                                  May 31, 2002


                 <LETTERHEAD OF MONTEITH, MONTEITH & CO. OMITTED>
                                 208 Ontario Street
                             Stratford, Ontario N5A 3H4
                  Telephone: (519) 271-6550 Fax: (519) 271-4796


                               INDEPENDENT AUDITORS' REPORT


To the directors and shareholders of
Dawn Capital Corp.:


We have audited the accompanying balance sheet of Dawn Capital Corp. as at May 31, 2002 and the statements of operations and accumulated
deficit, and cash flows for the period then ended.    These financial
statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2002 and the results of its operations and its cash flows for the period then ended in accordance with generally accepted accounting principles in the United States of America.



/s/ Monteith, Monteith & Company
CHARTERED ACCOUNTANTS
Stratford, Ontario
June 14, 2002

                      STATEMENT                                 Page No.

BALANCE SHEET                                                         1
STATEMENT OF OPERATIONS                                               2

                                                                   Statement 1

                                  DAWN CAPITAL CORP.
                                    BALANCE SHEET
                                   as at May 31 2002
                                      (US Dollars)

                                         ASSETS

                                                                      2002
Current:
  Cash                                                                $ 3,715

Long-term:
  Incorporation Costs                                                   1,602

                                                                        5,317

                      LIABILITIES and SHAREHOLDERS' EQUITY

Current:
  Advances from Shareholders (Note 3)                                     800

Shareholders' Equity:
  Share Capital (Note 4)                                                4,524

  Accumulated Deficit (Statement 2)                                        -7

                                                                        4,517

                                                                        5,317

                               (See Accompanying Notes)

                                                                   Statement 2

                                   DAWN CAPITAL CORP.
                  STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
                for the period from November 21, 2001 to May 31, 2002
                                      (US Dollars)

                                                                        2002

Revenue                                                                 $     0

Expenses:
  Bank Charges                                                                7

Net Loss and Comprehensive Loss for the Period                               -7

Accumulated Deficit - Beginning of the Period                                 0

Accumulated Deficit - End of the Period (Statement 1)                        -7

                              (See Accompanying Notes)

                                                                   Statement 3

                                DAWN CAPITAL CORP.
                              STATEMENT of CASH FLOWS
               for the period from November 21, 2001 to May 31, 2002
                                   (US Dollars)

                                                                     2002

Cash Provided by (Used In) Operating Activities:
  Net Income (Loss) for the Period                                   $      -7

  Changes in Non-cash Working Capital Balances:                              0

                                                                            -7

Cash Provided by (Used In) Investing Activities:
  Incorporation Costs                                                   -1,602

Cash Provided by (Used In) Financing Activities:
  Advances (to) from Shareholders                                          800
  Common Shares Issued                                                   4,524

                                                                         5,324

Net Cash Flows for the Period                                            3,715

Cash and Cash Equivalents - Beginning of the Period                          0

Cash and Cash Equivalents - End of the Period                            3,715

                              (See Accompanying Notes)

                                 DAWN CAPITAL CORP.
                         NOTES to the FINANCIAL STATEMENTS
                                     May 31, 2002

1.  Organization and Business:

    Dawn Capital Corp. ("the Company") was incorporated in the state of Nevada on November 21, 2001. The Company has not yet commenced any active operations.

2.  Significant Accounting Policies:

    (a)  Cash and Cash Equivalents

    The Company considers all highly liquid investments with original maturities of 90 days or less at the date of acquisition to be cash equivalents.

    (b)  Intangible Assets

    Incorporation costs will be amortized over a period of 10 years once active operations have commenced.

    (c)  Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the financial statement date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.  Advances from Shareholders:

     Advances from shareholders bear no interest and have no specific terms of repayment.

4.  Share Capital:

    Authorized:        100,000,000 Common Shares - with a par value of
                       $.001 each

    Issued:                                       May 31, 2002
                                            # Shares        Amount

        Common Shares                       4,524,000          4,524

    During the period, the Company issued 4,524,000 common shares for proceeds of $4,524.

                              PART III

ITEMS 1 & 2 INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit

3.1     Certificate of Incorporation

3.2     By-Laws of the Corporation

3.3     Articles of the Corporation
                                    SIGNATURE

     Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10SB and has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized in the City of Toronto, on the 20th day of June, 2002.


DAWN CAPITAL CORP.
(Registrant)

/s/ Gerry Racicot
Gerry Racicot, President and Director